UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Presentation of Business Improvement Plan by

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Tokyo March 16, 2007—Today, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), a subsidiary of Mitsubishi UFJ Financial Group, Inc. (“MUFG”) presented a business improvement plan to Japan’s Financial Services Agency in response to Administrative Order (FSA Directive No. 300) dated February 15, 2007. For more information, please refer to BTMU’s press release “Presentation of Business Improvement Plan”.

We take this Administrative Order to BTMU with the utmost seriousness, and we offer our deepest and most sincere apologies for any inconvenience we may have caused to our customers and other parties.

By introducing a number of measures centering on the reinforcement of management oversight over the group companies, we will strive to swiftly restore trust in MUFG through group-wide enhancements and improvements of management controls, internal controls and compliance functions. Specifically, we intend to implement the following measures to achieve this goal.

1.	Strengthening of compliance controls by MUFG

The director currently overseeing the MUFG Compliance Division, who bears other responsibilities including risk management, will be relieved of the other responsibilities and assigned as Chief Compliance Officer (“CCO”), dedicated to compliance management for MUFG. All compliance-related matters at MUFG will be required to be promptly reported to the CCO, who is expected to exercise more consistent guidance, advice and instructions in regard to compliance matters.

We will share compliance-related information among the group companies, strengthen our preventive control capabilities, and work to achieve proactive group-wide compliance functions by establishing a Group CCO Council, chaired by the holding company CCO and comprised of the compliance officers of our group companies. The Group CCO Compliance Council will report to the MUFG Executive Committee.

2.	Enhancement of reporting functions to ensure the effectiveness of managerial controls

(1)	Enhancement of reporting functions to ensure communication of compliance-related issues to MUFG

To ensure that all compliance-related matters essential to the effective managerial controls of MUFG are reported to the COO, relevant procedures including reporting criteria will be established and clarified. In addition, as it is sometimes the case that customer comments to MUFG group company officers and employees contain valuable information that may lead to early identification of compliance issues, we will establish procedures under which such information is promptly communicated to the CCO.

(2)	Establishment of MUFG group-wide internal reporting system

MUFG is establishing a Group Compliance Helpline (provisional name), accessible to the officers and employees of MUFG group companies, which is intended to supplement internal reporting systems maintained by those companies.

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Contact:

Mitsubishi UFJ Financial Group, Inc	Public Relations Division	81-3-3240-2950

Press Release

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Presentation of Business Improvement Plan

Tokyo March 16, 2007—Today, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) presented a business improvement plan to Japan’s Financial Services Agency (“FSA”) in response to Administrative Order (FSA Directive No. 300) dated February 15, 2007.

We would like to apologize with the utmost sincerity for any inconvenience we may have caused to our customers and other stakeholders in regard to inappropriate transactions at a corporate business office with parties that may have improper characteristics from a compliance standpoint.

With our deepest concern for this matter, we will make every effort to enhance management oversight, internal controls and compliance functions and swiftly and fully restore trust in our organization by effectively implementing the business improvement plan.

Please refer to the following paragraphs for an outline of the business improvement plan and the related disciplinary actions.

I. Outline of the business improvement plan

1.	Clarification of management stance in preventing inappropriate transactions and the establishment of sound compliance management

(1)	Common understanding among management, head office, and business front offices and improvement of compliance management systems

BTMU management is determined to demonstrate its commitment to implementing effective measures to prevent recurrence of inappropriate transactions and to make sure that the same commitment be shared throughout the entire organization including the head office and business front staff by improving compliance management and providing organization-wide comprehensive training.

(2)	Appointment of a dedicated Chief Compliance Officer (“CCO”) and strengthening the function of the Compliance Working Group

To enhance compliance functions, a director will be appointed Chief Compliance Officer (CCO), dedicated to compliance management for BTMU. All compliance-related matters at BTMU will be reported to the new CCO, who is expected to manage the compliance functions with unified powers and exercise tighter control over the Business Units (“BU”).

In addition, to enhance the transparency and objectivity of management decision, the functions of the Compliance Working Group, a subcommittee of the Internal Audit & Compliance Committee, comprised of external specialists and reporting to the Board of Directors, will be strengthened by enhancing its committee membership and improving discussion matters.

2.	Establishment of bank-wide compliance functions

(1)	Cross-organizational check-and-balance functions

In order to ensure effective and unified compliance functions, under the direction of the CCO, we will strengthen check-and-balance functions at each level of the organization: management; Corporate Center (which is our non-operational HQ departments); the BUs including Retail Business, Corporate Business and the Global Business BUs; and domestic business front offices.

(i)	Strengthening the functions of the Compliance Committee

Check-and-balance functions at the Corporate Center will be improved by increasing the meeting frequency of the Compliance Committee, an executive level discussion body, enhancing meeting agendas, and implementing management-led improvements to compliance management.

(ii)	Realigning the compliance divisions of the BUs

Check-and-balance over the respective BUs will be strengthened by realigning the BU compliance divisions directly reporting to the CCO.

(iii)	Strengthening check-and-balance by Area Business Administrators and Compliance Instructors

Check-and-balance over business front offices will be strengthened through their monitoring and guidance by Area Business Administrators and Compliance Instructors who are head office staff.

Note:	Area Business Administrators, comprised of 244 staff members, monitor the internal controls and compliance at domestic retail business offices while Compliance Instructors, comprised of 35 staff members, monitor and provide guidance to domestic corporate business offices on compliance and customer protection matters. Also, in overseas offices, Compliance Instructors are assigned from the head office to monitor and provide guidance and education for the staff. Separately, compliance officers are locally assigned at the overseas offices.

(iv)	Establishing the Audit Findings Council (provisional name)

In order to improve the executive check-and-balance functions, we are establishing the Audit Findings Council (provisional name) as a forum where the Audit Division will discuss important audit findings including risk conditions and amelioration measures with executive offices. The Audit Findings Council will report to the Internal Audit & Compliance Committee, which in turn reports to the Board of Directors.

(v)	Revitalization of internal reporting functions

The Helpline system, which is currently installed, will be revitalized by raising employee awareness of its functions. It will be used as an additional means to exercise checks-and-balances by the business front offices over management and the head office staff.

(2)	Strengthening Credit control administration

A review of education and training programs will be conducted to thoroughly reinforce the basics of credit control administration at both headquarters and business front offices.

In addition, decision, controls and responses at the time of credit extension in headquarters and business front offices will be improved by reviewing the credit control administration policies and procedures, strengthening credit administration functions at the headquarters, and expanding training and guidance to the business front offices by the headquarters.

3.	Formulation of action plans to prevent recurrence of inappropriate transactions

(1)	Prevention of recurrence of inappropriate transactions through collaboration with law enforcement and other authorities

To prevent recurrence of inappropriate transactions, we will reevaluate our control standards with respect to the entities and individuals that may have inappropriate characteristics from a compliance standpoint and make the business front offices fully aware of the new standards as well as strengthen our organizational capabilities to cope with safety concerns of, and other risks to, our employees.

(i)	Establishing collaborative and cooperative arrangements with law enforcement authorities and legal experts in related areas

Management, headquarters and business front offices will collaborate and cooperate more closely with experts including law enforcement authorities and legal experts and work to improve regular communication with them.

(ii)	Reinforcement of business front offices’ abilities

We will work to enhance headquarters support as well as reinforce the business front offices’ abilities to cope with inappropriate transactions through, among other measures, strict application of the related policies and procedures at the business front offices and collaborative arrangements with law enforcement authorities.

(iii)	Elaborating standards to identify entities and individuals that may have inappropriate characteristics for the compliance standpoint

(2)	Strengthening the business front offices’ abilities to identify potential issues and establishing unified headquarters’ functions

To more quickly discover and effectively handle inappropriate transactions at the business front offices, we will enhance our compliance-related training, have the BU’s compliance divisions continually provide intensive training and guidance at their respective business front offices, and strengthen supervisory oversight of compliance control by the corporate compliance division, which we call Compliance and Legal Division.

In addition, we will establish a unified headquarters’ contact point to provide consultation for the business front offices and adopt as necessary a unified bank-wide function to collaborate with related departments and external specialists.

(3)	Improvement of compliance management functions and revitalization of internal reporting functions

To improve the systematic ability of management and the headquarters to make proper judgments and take suitable actions on inappropriate transactions, we will enhance management-led compliance management and, within the headquarters, establish an Audit Findings Council (provisional name). We will also work to revitalize our internal reporting functions by making all bank employees aware of its existence and accessibility.

(i)	Enhancement of compliance management

We will enhance our management-led compliance management and address issues in full collaboration with law enforcement officials, attorneys, and other professionals.

(ii)	Enhancement of a Compliance Enhancement Steering Committee

To improve the ability of the management to detect potential problems and take appropriate actions in response, the functions of a Compliance Enhancement Steering Committee, established underneath the Compliance Committee, is to be enhanced by improving discussion agendas and providing management with periodic reports on compliance-related matters.

(iii)	Revitalization of internal reporting functions

To keep potential issues from being neglected or otherwise deferred, all employees are to be made aware of the existence and accessibility of the internal reporting functions, which we call Helpline, to give them direct access to outside attorneys and auditors.

4.	Establishment of a unified control framework to ensure suspicious activity reporting

(1)	Establishment of an Anti-Money Laundering Office (provisional name)

In light of the importance of the prevention of money laundering, management takes anti-money laundering as one of the highest priority issues to be addressed. Accordingly we have explicitly assigned the Chief Compliance Officer as the manager responsible for anti-money laundering and newly creating the Anti-Money Laundering Office (provisional name).

The office is to be entrusted with the unified control of all of the bank’s money laundering prevention activities at home and abroad, including those related to procedural control, systems control, risk management, and domestic overseas and planning.

(2)	Strengthening monitoring and guidance for business front offices

To facilitate prompt and appropriate responses by business front offices, we will establish clear standards for reporting suspicious transactions by business front offices, strengthen guidance and monitoring by Area Business Administrators and Compliance Instructors for those offices, and construct a system of unified control under which the Money Laundering Office manages and follows the implementation of those measures.

5.	Ensuring the effectiveness of internal audit control functions

The Internal Audit Division will properly monitor actions with regard to inappropriate transactions and the prevention of money laundering as one of the most important issues, enhance check-and-balance functions within the Division by internally exchanging audit methods and shifting audit personnel regionally, and ensure that potential critical issues be timely reported to the Audit Committee.

Also, we will work to ensure the effectiveness of the audit function by, among other measures, enhancing the ability of management to more fully utilize audit results.

(i)	Implementation of flexible audits based on risk assessment

Through the ongoing attainment and monitoring of information from headquarters and business front offices, we will implement a system under which auditing is performed with flexibility in a prompt and appropriate manner in accordance with the degree of risks. In particular, to prevent a recurrence of inappropriate transactions, we will intensively examine our policies related to compliance-related issues, including those revealed by recent events, and to the prevention of money laundering.

(ii)	Full utilization of regional auditors, accounting auditing helpline

We will implement the shifting and rotation of auditors, under which auditors are reassigned across regions including Tokyo, Nagoya, and Osaka so as to heighten their objectivity and ability to detect potential issues. We will also facilitate the utilization of the Helpline by auditing staff members themselves to avoid situations in which an auditor is not able to effectively report potential issues to management.

(iii)	Establishment of an Audit Findings Council (provisional name)

We will establish an Audit Findings Council (provisional name) to periodically report to the Internal Audit & Compliance Committee the actions and responses of the business executive offices. So as to also assure a degree of supervision from the holding company, representatives of the MUFG Compliance Division and the Audit Division are also to be in attendance.

6.	Establishment of control functions through the holding company

(1)	Establishment of Chief Compliance Officer of the holding company

At Mitsubishi UFJ Financial Group, Inc. (“MUFG”), compliance-related responsibilities for MUFG will be consolidated around the MUFG Chief Compliance Officer as well to enhance guidance, advice, and directives for and strengthen management controls over the group companies.

(2)	Establishment of Group CCO Council (provisional name)

We will establish Group CCO Council (provisional name) to share compliance-related information among the group companies and strengthen compliance management by spreading actions taken by one entity to other entities as necessary.

(3)	Strengthening of reports to holding company management, enhancement of internal helpline

To assure the effectiveness of management controls at MUFG, the BTMU management will affirm its stance to ensure prompt and appropriate reporting to the MUFG management. Also, Group Compliance Helpline (provisional name) is to be established to facilitate internal reporting and supplement check-and-balance functions.

7.	Training for all staff and directors

Training will be provided for all staff and directors. The management is to lead the training programs, which are intended to prevent a recurrence of similar problems and to inculcate an attitude conducive to effective management control, internal control, and legal compliance. The programs are outlined below.

(i)	Comprehensive training for all staff and directors

Over the period from 9 April to 9 July 2007, comprehensive training sessions are to be held for not only the staff and directors of the business corporate offices subject to the administrative order, but for all management, headquarters and business front office personnel at home and abroad.

(ii)	Lectures by members of the management team

Senior managing directors and managing directors are to serve as lecturers, directly transmitting management’s compliance stance to and share their understanding with employees and staff members.

(iii)	Contents of the comprehensive training

At the comprehensive training sessions, management is to directly explain its stance with respect to such instances and to legal and other compliance issues, and division-level directors and employees are to explain the intent and contents of the business improvement plan. Efforts are also to be made to thoroughly inculcate specific policies to prevent recurrence and the bank’s renewed emphasis on the prevention of money laundering.

(iv)	Additional training

Domestic officers and business front office managers in the Corporate Business and Retail Business BUs and all headquarters department managers are to undergo a half-day training session fully removed from their usual work environment. Furthermore, domestic employees are to undergo computer-assisted training and testing to review and reinforce what they learned at the comprehensive training sessions.

(v)	Follow-up training

Follow-up training is also to be provided for all employees in the second half of the fiscal year 2007.

II. Clarification of managerial responsibilities

We have clarified managerial responsibilities with regards to the administrative order and have taken the action shown on the attached sheet. With regards to those directors who have already retired, we have requested the course of action shown on that sheet.

III. Corporate branches subject to a partial business suspension

During the period from 9 April 2007 to 9 July 2007, credit extension to new corporate customers (those to whom no credits are outstanding) will be suspended by all domestic corporate business offices for seven consecutive calendar days in each region. Specific locations and their respective suspension periods will be as shown in the table below.

During the period of the business suspension, no marketing activities will be carried out within those regions by any BTMU corporate business offices.

Detailed information will be made available on our homepage and at corporate branches.

(Periods over which domestic corporate branches are to suspend credit extension to new customers)

	Eastern Japan	No. of offices	Central Japan	No. of offices	Western Japan	No. of offices	Total
4/9 – 4/15	Eastern Tokyo, Chiba, eastern Saitama	36	Shizuoka	5	—	—	41
4/16 – 4/22	Northern Tokyo, western Saitama, Gunma, Tochigi	25	Mikawa, Chitahanda	14	Yamaguchi, Kyushu, Okinawa	13	52
5/7 – 5/13	Hokkaido, Tohoku, Niigata, western Tokyo, Ibaraki, Yamanashi	47	Gifu, Mie	8	Southern Osaka, eastern Osaka, Nara, Wakayama	23	78
5/14 – 5/20	Southern Tokyo, Kanagawa, Public Sector Department	56	Owari, northern Nagoya	19	Northern Osaka, central Osaka	36	111
5/21 – 5/27	Central Tokyo	23	Southern Nagoya	13	Hokuriku, Kyoto, Shiga, Hyogo, Chugoku, Shikoku	31	67
6/4 – 6/10	Marketing Division, Business Loan Section etc.	11	Marketing Division, Public Sector Department, Business Loan Section	6	Marketing Division, Public Sector Department, Business Loan Section	6	23

	Eastern Japan total	198	Central Japan total	65	Western Japan total	109	372

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attached sheet

Disciplinary Actions

As noted below, the monthly compensation of the following executives will be reduced as a measure to hold them accountable for their responsibilities in this matter.

Shigemitsu Miki, Chairman	—	40% cut for three months
Nobuo Kuroyanagi, President	—	40% cut for three months
Ryosuke Tamakoshi, Deputy Chairman	—	50% cut for six months
Takamune Okihara, Deputy President	—	50% cut for six months
Eight other involved directors and executive officers	—	10% to 40% cut for three to six months

In addition, certain retired directors and executive officers of the former Sanwa Bank and the former UFJ Bank, including the former Chairman of the Board, the former President, and the nine former directors and executive officers in charge of the Western Japan Area, will be requested to pay back to BTMU 40% to 50% of their monthly compensation for six months for their responsibilities in this matter.

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